ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kelsey Barrett
August 20, 2025	T +1 312 845 1254
Kelsey.barrett@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin

Re:	TCW Funds, Inc. (the “Trust”) (File Nos. 033-52272 and 811-07170)

Dear Ms. Larkin:

We are writing to respond to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on Tuesday, August 5, 2025, regarding Post-Effective Amendment No. 120 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to Class I-3 shares of TCW Concentrated Large Cap Growth Fund, TCW Relative Value Large Cap Fund, TCW Core Fixed Income Fund, TCW Securitized Bond Fund, TCW Emerging Markets Income Fund, and TCW White Oak Emerging Markets Equity Fund (each, a “Fund” and together, the “Funds”), which was filed with the Commission June 25, 2025. The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Summary Prospectuses

1.

Comment: The Staff notes that the Performance section of each Fund’s Summary Prospectus (other than TCW White Oak Emerging Markets Equity Fund) shows annual total returns for the Fund’s Class I, Class N, and Plan Class shares, as applicable. To the extent that Class I-3 shares will be more expensive than the share classes shown, please revise the disclosure to state that performance for Class I-3 shares would be lower due to higher expenses.

Response: The Trust notes that Class I-3 shares will not be more expensive than the share classes shown. The Trust therefore believes that the current disclosure is complete.

Statutory Prospectus

2.	Comment: Please revise the Management of the Funds—Prior Performance for Similar Accounts Managed by the Subadvisor section of the Prospectus as follows:

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The table below sets forth data relating to all of the historical performance of the White Oak Emerging Markets Equity Strategy Composite (the “Composite”), a composite of accounts and a fund managed by White Oak since June 2022, which have substantially similar investment objectives, policies and ~~principal~~ investment strategies as the Fund, as compared to the Fund’s benchmark index, the MSCI Emerging Markets Index. Performance information for the Composite is shown both net and gross of fees and expenses applicable to each account within the Composite. Results may differ from the Fund due to differences in account expenses including management fees and other factors. The accounts in the Composite are not mutual funds and therefore were not subject to certain investment limitations, diversification requirements, and other restrictions imposed by ~~the requirements of~~ the 1940 Act or Subchapter M of the Internal Revenue Code, which, if imposed, may have adversely affected the performance result. ~~could have affected their performance. Nor were those accounts subject to daily cash flows from purchases and redemptions, which, if applicable, may also have adversely affected the performance results.~~

The prior performance represents the historical performance for similarly managed accounts and is not the Fund’s performance or indicative of the Fund’s future performance. ~~The investment results presented below are not those of the Fund are not intended to predict or suggest returns that might be experienced by the Fund or an individual investor having an interest in the Fund. These total return figures represent past performance and should not be considered indicative of the future performance of the Fund.~~ The Composite performance and fee information herein has been calculated and provided by the Fund’s subadviser.

Response: The Trust has updated the disclosure accordingly.

3.

Comment: Please represent supplementally that the use of adjusted fees and expenses in the Composite performance does not result in performance that is higher than what would have been achieved using the actual fees and expenses.

Response: The Trust represents that the use of the adjusted fees and expenses in the Composite performance does not result in performance that is higher than what would have been achieved using the Fund’s actual fees and expenses.

4.	Comment: Please confirm supplementally that the Composite performance reflects the highest fee charged to any account during the performance period.

Response: The Trust confirms supplementally that the Composite performance reflects the highest fee charged to any account during the performance period.

5.

Comment: Please represent supplementally that TCW White Oak Emerging Markets Equity Fund has the records necessary to support the calculation of Composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Trust confirms that it has the records to support the calculation of Composite performance.

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Statement of Additional Information

6.

Comment: The Staff notes that Post-Effective Amendment No. 119 to the Trust’s registration statement on Form N-1A, which was filed with the Commission February 28, 2025, excludes TCW Emerging Markets Local Currency Income Fund from the 5% limit described in the fundamental investment restriction regarding investments in commodities or commodities contracts. Please confirm whether the statement that the 5% limit does not apply to the TCW Emerging Markets Local Currency Income Fund was intentionally deleted from the Registration Statement.

Response: The Registration Statement does not relate to the TCW Emerging Markets Local Currency Income Fund. As such, references to the TCW Emerging Markets Local Currency Income Fund were not included in the filing.

7.	Comment: Please confirm whether there was a change in TCW White Oak Emerging Markets Equity Fund’s concentration policy. If so, was shareholder approval received?

Response: The Trust confirms that there has not been a change in TCW White Oak Emerging Markets Equity Fund’s concentration policy.

*  *  *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1254 or kelsey.barrett@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kelsey Barrett

Kelsey Barrett

cc:	Brian McCabe

Yana Guss